Home Office: Harrison, NY Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

March 10, 2011

Craig Ruckman, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-0506

Re:	Selective Review – Initial Filing
Separate Account VA PP
Flexible Premium Variable Annuity – R
Flexible Premium Variable Annuity – T
File Nos.: 333-172715; 811-22531
Transamerica Financial Life Insurance Company

Dear Mr. Ruckman:

The above-referenced initial filing was made on March 10, 2011 (accession number is 0001193125-11-061844). We have enclosed a copy of the Prospectuses and SAIs for your convenience.

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Flexible Premium Variable Annuity – R and Flexible Premium Variable Annuity – T product filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Transamerica Financial Life Insurance Company

/s/ Darin D. Smith

Darin D. Smith General Counsel Transamerica Capital Management